SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of September, 2005
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]
Form 20-F  ☑                    Form 40-F  ☐
[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]
Yes  ☐                    No  ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: September 6, 2005

For immediate release
September 6, 2004
Makita Corporation
3-11-8, Sumiyoshi-cho,
Anjo, Aichi 446-8502, Japan
Makita Strengthens Production in China
Makita Corporation (Head office: Anjo, Aichi Prefecture, Japan; President: Masahiko Goto; Capital: JPY24,206 million) is taking steps to strengthen its manufacturing capabilities in China by constructing another production plant at subsidiary Makita (China) Co., Ltd. (Established December 1993; President: Toshihito Yamazoe; Capital: USD56 million), which is responsible primarily for production of electric motors for power tools and processing of parts. Construction work will begin in October 2005 and the start-up of production is scheduled for July 2006.
The Makita Group began manufacturing operations in China in July 1995 and has steadily expanded the scale of its production activities in that country. During the fiscal year ended March 31, 2005, Makita’s two manufacturing subsidiaries in China produced a total of approximately 6.4 million units on an annual basis, and this represented close to half of the Group’s worldwide output on a unit basis. Because there was no further room for expansion at the Makita (China) plant, additional land was purchased nearby. The existing plant of Makita (China) will concentrate on performing the functions of a parts supply base and, in addition to lowering manufacturing costs, will also become substantially more important as a supply source for the Group’s plants in Japan, Europe, and the Americas. The new plant will be used principally for assembly of power tools and for warehousing.
In addition, at Makita (Kunshan) Co., Ltd. (Established November 2000; President: Toshihito Yamazoe; Capital: USD18.5 million), which is primarily responsible for assembly of power tools for export, construction of a third facility, which had been under way since January 2005, has now been completed, and operations commenced in September 2005. Makita (Kunshan) will use its first and second plants for assembly and storage of materials and the third facility will serve as a warehouse for finished goods.

The key features of the new production plant scheduled for construction at Makita (China) and the recently completed third faclity at Makita (Kunshan) are as follows.
Outline of Planned and Recently Completed Facilities
1.	Outline of plant to be constructed at Makita (China) Co., Ltd.
(1)	Location: Kunshan Economic & Technical Development Zone, Jiangsu

(2)	Size: Floor area: 33,890m2; Total plant land area: 36,223m2

(3)	Use: Assembly of power tools (The existing plant will specialize in production of motors and processing of parts.)

(4)	Schedule: Construction will begin in October 2005 and completion is scheduled for June 2006. Production is expected to begin in July 2006

(5)	Investment cost: Approximately JPY1.4 billion
2.	Outline of third production plant at Makita (Kunshan) Co., Ltd.
(1)	Address: Kunshan Export Processing Zone, Jiangsu Province

(2)	Outline of third production plant: Floor area: 8,730 m2 (on the grounds of Makita (Kunshan) Co., Ltd.)

(3)	Use: Principally warehousing of products for export

(4)	Schedule: Construction began in January 2005 and was completed at the end of August 2005. Production began in September 2005.

(5)	Investment cost: JPY170 million

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